                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN A STATEMENT FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )

                                    CPI CORP.
                                 --------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                   125-902106
                                 ---------------
                                 (CUSIP Number)

                                 Alyn V. Essman
                                21 Somerset Downs
                            St. Louis, Missouri 63124
                                 (314) 993-5723
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               James H. Cheek, III
                             Bass, Berry & Sims PLC
                        315 Deaderick Street, Suite 2700
                           Nashville, Tennessee 37238
                                 (615) 742-6200

                                  June 20, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)




                                Page 1 of 5 Pages

Cusip No. 125-902106                 13D                       Page 2 of 5 Pages

1.       Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (entities only)

                           Alyn V. Essman

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)    [ ]
                                                                      (b)    [ ]

3.       SEC Use Only

4.       Source of Funds (See Instructions)
                           PF, BK, 00

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6.       Citizenship or Place of Organization
                           United States

  Number of        7.      Sole Voting Power                         516,660
   Shares
Beneficially       8.      Shared Voting Power                             0
 Owned by
   Each            9.      Sole Dispositive Power                    516,660
Reporting
Person with        10.     Shared Dispositive Power                        0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                           516,660

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [x]

13.      Percent of Class Represented by Amount in Row (11)
                           6.7% (based upon 7,702,577 shares outstanding on June 7, 2001)

14.      Type of Reporting Person (See Instructions)
                           IN







                               Page 2 of 5 Pages

Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $.40 per share (the "Common Stock"), of CPI Corp. (the "Issuer"), a Delaware corporation. The address of the Issuer's principal executive offices is 1706 Washington Avenue, St. Louis, Missouri 63103-1790.

Item 2.  Identity and Background.

(a)      The name of the person filing this statement is Alyn V. Essman.

(b)      Mr. Essman's address is 21 Somerset Downs, St. Louis, Missouri 63124.

(c) Mr. Essman's present principal occupation or employment is a private investor at the address set forth above. From 1973 through March 2001, Mr. Essman served as the Issuer's Chairman and Chief Executive Officer.

(d) During the last five years, Mr. Essman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Essman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      Mr. Essman is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Additional shares may be purchased using personal or borrowed funds which may be negotiated from time to time.

Item 4.  Purpose of Transaction.

         Mr. Essman acquired the Common Stock for investment purposes.

         Mr. Essman has begun to evaluate various possible alternatives with respect to his investment in the Common Stock, including alternatives intended to increase stockholder value in the Issuer's Common Stock. Although no course of action has presently been decided upon, Mr. Essman is considering, among other things, (i) holding discussions with third parties, including other stockholders, or with members of the Board of Directors ("Board") of the Issuer in which Mr. Essman may suggest or support Board consideration of various proposals that might protect or enhance stockholder value, including an extraordinary corporate transaction, such as a merger, tender or exchange offer or other change of control transaction, or the repurchase by the Issuer of a substantial amount of its outstanding Common Stock, (ii) nominating candidates to be elected to the Board, (iii) recommending changes in the Issuer's Certificate of Incorporation or Bylaws, or (iv) acquiring or selling additional shares of the Common Stock.



                               Page 3 of 5 Pages

         Except as set forth herein, Mr. Essman has not, at this time, decided upon any plans or proposals that relate to or would result in (i) the acquisition or disposition by any person of securities of the Issuer, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) any sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any material change in the Issuer's business or corporate structure, (vii) any changes in the Issuer's Certificate of Incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person, (viii) causing the Common Stock to be delisted from a national securities exchange or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (ix) any action similar to any of those enumerated above. Nevertheless, Mr. Essman reserves the right to take any and all actions with respect to the Issuer or its equity securities as may be permitted by law.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of shares of Common Stock beneficially owned by Mr. Essman is 516,660, which represents 6.7% of the Common Stock outstanding. The foregoing total does not include 40,000 shares beneficially owned by Mr. Essman's wife and 111,100 shares of Common Stock beneficially owned by the Essman Charitable Foundation, with respect to each of which Mr. Essman disclaims beneficial ownership.

(b) Mr. Essman has sole voting power and sole dispositive power with respect to all 516,660 shares of Common Stock. Mr. Essman has shared voting power and shared dispositive power with respect to 0 shares of Common Stock.

(c) From February 1, 2001 through June 11, 2001 Mr. Essman exercised options to acquire 90,636 shares of Common Stock at prices ranging from $14.75 to $18.375. From June 5, 2001 through June 18, 2001, Mr. Essman sold 54,299 of the shares acquired upon exercise of such options at prices ranging from $20.00 to $20.25 on the open market.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.


Item 7.  Material to be filed as Exhibits.

         None.





                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2001

                                    /s/ Alyn V. Essman
                                    --------------------------------------------
                                    Alyn V. Essman





                               Page 5 of 5 Pages